3/29/2002



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SEC FILE NUMBER
8-49986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
175 Federal Street MADE10206E
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G. Gay 617-434-0055
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William G. Gay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIS Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

William G. Gay
Signature

Treasurer and Financial Operations Principal
Title

Notary Public

MY COMMISSION EXPIRES
SEPTEMBER 6, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIS Securities, Inc.

(A Wholly-Owned Subsidiary of Fleet National Bank)
Statement of Financial Condition
December 31, 2001
(With Independent Accountants' Report Thereon)


FEB 28 2002

FIS Securities, Inc.
(A Wholly-Owned Subsidiary of Fleet National Bank)
Table of Contents



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

The Board of Directors and Stockholder
FIS Securities, Inc.
(A Wholly-Owned Subsidiary of Fleet National Bank)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FIS Securities, Inc. (the "Company") (a wholly-owned subsidiary of Fleet National Bank) at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 4 of these financial statements, the Company has extensive transactions and relationships with parent company, Fleet National Bank. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 15, 2002

FIS Securities, Inc.
(A Wholly-Owned Subsidiary of Fleet National Bank)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents (Note 2)	$ 5,433,210
Commissions and fees receivable (Note 2)	317,114
Other assets	188,881
Deferred distribution costs (Notes 2 and 11)	1,089,221
Prepaid expenses (Note 7)	729,205
Fixed assets, net (Note 3)	309,188
Total assets	8,066,819
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and other accrued expenses	35,671
Accrued compensation and benefits (Note 7)	61,872
Due to affiliate (Note 4)	179,199
Deferred tax liability (Note 8)	640,077
Total liabilities	916,819
Commitments and Contingencies (Note 10)	
Stockholder's equity (Note 5):	
Common stock, $1 par value. Authorized 3,000 shares; issued and outstanding 100 shares	100
Additional paid-in capital	7,149,900
Total stockholder's equity	7,150,000
Total liabilities and stockholder's equity	$ 8,066,819

The accompanying notes are an integral part of this financial statement.

1. Organization

FIS Securities, Inc. (the "Company"), a registered broker and dealer in securities under the Securities Exchange Act of 1934 (the "Act"), is a wholly-owned subsidiary of Fleet National Bank (FNB), which is a wholly-owned subsidiary of FleetBoston Financial Corporation (FBF). The Company was formed in 1992 to act as a registered broker-dealer for the sales of mutual fund shares and annuity contracts primarily through FBF's retail network of affiliate banks in the New England and upstate New York areas. The Company's financial statements are filed pursuant to the requirements in Section 17a-5 of the Act. In conducting its business, the Company engages affiliated companies to provide certain services.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its statement of financial condition. The policies are in conformity with accounting principles generally accepted in the United States ("GAAP").

Management's Use of Estimates

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Regulatory Requirements

The Company acts as an introducing broker-dealer. Customer transactions are forwarded to an affiliated clearing broker-dealer on a fully disclosed basis. The Company will act as a principal or agent in transactions between its customers and the counterparty. In all transactions, the Company does not hold funds or securities for or owe funds or securities to customers.

The Company is exempt from the reserve requirements of Rule 15c3-3 since its transactions are limited to collecting commissions earned and remitting customer funds to outside brokers. All customer funds are promptly transmitted and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe funds or securities to, customers.

Deferred Distribution Costs – B Shares

On March 1, 2001, FBF acquired Summit Bancorp. (Summit). As a result of the acquisition, the Company acquired deferred commission assets from a subsidiary of Summit, Summit Financial Services Group, Inc. (SFSG) in the amount of $1,622,779. SFSG paid commissions for sales of Class B fund shares, which were back-end load mutual funds, managed by Summit. In consideration for the purchase of the deferred commission assets from SFSG, the Company is entitled to receive all Class B share asset-based distribution plan fees and all Class B fund share contingent deferred sales charges ("CDSC") paid by shareholders of the Class B fund shares.

Cash and Cash Equivalents
Cash and cash equivalents includes a money market investment amounting to $3,779,433 in a fund affiliated with FBF.

Fixed Assets
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of three to ten years.

Income Taxes
The Company is included in the consolidated federal income tax return and the state combined tax returns of FBF. Related deferred and current tax receivables and payables are included in the consolidated statement of financial condition. Deferred tax benefits are recognized in the consolidated statements of operations for the change in deferred tax assets. Under the terms of the present tax sharing arrangement, the Company computes state income taxes as if it were a separate entity. For federal income taxes the Company computes income taxes using a statutory tax rate of 35%.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

3. Fixed Assets

Fixed assets consisted of the following at December 31, 2001:

Furniture, equipment and software	$ 2,776,726
Accumulated depreciation and amortization	(2,467,538)
Net fixed assets	$ 309,188

4. Related Party Transactions

FBF charges the Company for services related to operational support and corporate administration. In addition, certain eligible retail investment specialists and management personnel employed by the Company are participants in incentive compensation plans sponsored by FBF.

Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed if the Company had operated as an unaffiliated corporation.

5. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $3,029,272, which was $3,004,272 in excess of its required net capital of $25,000. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.10 to 1.

6. Concentration of Credit Risk

The Company may be exposed to concentrations of credit risk regarding its commissions and fees receivable. Management of the Company assesses the financial strength of its clearing agents and, based upon factors surrounding the credit risk of its clearing agents, believes that its credit risk exposure is limited. The Company does not consider it necessary and therefore has not established an allowance for doubtful accounts with regard to its commissions and fees receivable.

7. Employee Benefit Plans

The Company participates in the FBF-sponsored defined benefit pension plan that covers employees who have completed one year of service and have attained age twenty-one. The plan is noncontributory and benefits vest after five years of service. Effective January 1, 1997, FBF amended the defined benefit pension plan that covers the majority of its employees from a final average pay plan to a cash balance plan. Benefits are based on length of service, level of compensation and an interest crediting rate. The amounts contributed to the plans are determined annually based upon the amount needed to satisfy the Employment Retirement Income Security Act (ERISA) funding standards. Assets of the plans are primarily invested in listed stocks, corporate obligations, and U.S. Treasury and government agency obligations. Assets of the pension fund which are available for benefits exceeded the actuarially computed value of vested benefits as of the most recent valuation date of December 31, 2001. The actuarial present value of vested and nonvested accumulated plan benefits is not calculated for individual companies participating in the plan.

The Company also participates in the FBF-sponsored contributory thrift plan, which covers substantially all full-time and permanent part-time employees. This plan provides that eligible employees may elect to contribute a percentage of their annual salary to the thrift plan's trust fund. The Company matches a percentage of the employee's contributions up to 6% of the employee's salary.

8. Income Taxes

Income tax liability at December 31, 2001 is comprised of the following:

Deferred tax asset (liability), net	
Federal	$ (561,996)
State	(78,081)
	(640,077)
Current receivable (payable)	
Federal	4,360
State	1,188
	$ 5,548

Temporary differences that give rise to the deferred tax assets and liabilities include pension expense, state taxes and restructuring expense.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation reserve, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income, and projected future taxable income over periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary at December 31, 2001.

9. Fair Value of Financial Instruments

As a registered broker-dealer, securities owned are recorded at market value. The fair value of all other financial assets and liabilities (consisting primarily of receivables from clearing organizations) are considered to approximate the recorded value due to the short-term nature of the financial instruments.

10. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of customer transactions. These activities may expose the Company to off-balance sheet credit risk in the event that a customer is unable to fulfill its contracted obligation. Although the company's customer accounts are carried by the clearing broker, the Company will indemnify the clearing broker for any losses sustained in the execution, settlement and financing of customer transactions in the event that the customer is not able to fulfill its obligation.

11. Deferred Distribution Costs - B Shares

Deferred distribution costs consisted of the following at December 31, 2001:

Deferred distribution costs	$ 1,622,779
Accumulated amortization	(533,558)
	$ 1,089,221